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                               February 5, 2024

       Jeffrey Armbrister
       Chief Financial Officer
       Hamilton Lane Incorporated
       110 Washington Street, Suite 1300
       Conshohocken, PA 19428

                                                        Re: Hamilton Lane
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-38021

       Dear Jeffrey Armbrister:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       2. Summary of Significant Accounting Policies
       Concentrations of Risk, page 119

   1. We note that your disclosure of revenues by geographic location on page 120 includes
                                                        reference to    Other
foreign countries    in totality. Given your global presence, in future
                                                        filings, please revise
your disclosures to clarify whether any revenues attributed to an individual foreign
country are material, and, if so, to disclose such amounts separately, as contemplated by ASC
280-10-50-41(a).
       Reclassifications, page 120

   2. We note your disclosure that certain prior period amounts have been reclassified to conform with current
period presentation. Please tell us what prior period amounts and line items have been
reclassified in these historical financial statements and revise your disclosures, in future
filings, to provide further clarity on any reclassification changes, such as the nature,
magnitude and the specific impact on affected line items in the financial statements.
Refer to ASC 205-10-50-1.
 Jeffrey Armbrister
Hamilton Lane Incorporated
February 5, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 with any questions.



FirstName LastNameJeffrey Armbrister                      Sincerely,
Comapany NameHamilton Lane Incorporated
                                                          Division of
Corporation Finance
February 5, 2024 Page 2                                   Office of Finance
FirstName LastName